UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd

3rd Floor

11-12 St James’s Square

London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On October 11, 2021, ReNew Energy Global plc issued a press release announcing that it hosted a capital markets day on October 11, 2021 from 8.30-10.00 AM Eastern Daylight Time (EDT) to provide an overview of the company, outlook on the Indian renewable energy market, details on the value-accretive growth opportunities, commitment to capital discipline, initiatives to improve the company’s accounts receivables, guidance, funding, and the company’s ESG standards and initiatives. The meeting materials and the press release are attached as exehibits hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 12, 2021	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
		Name:	D. Muthukumaran
		Title:	Chief Financail Officer